AH 3/14/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02019897

MAR 0 5 2002

SEC FILE NUMBER
8- 53260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __02|23|01__ AND ENDING __12|31|01__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Katalyst Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1200 River Road Suite 1302__
(No. and Street)

__Conshohocken__   __PA__   __19428__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Gabriela de Campos__   __484-530-1754__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Arthur Andersen LLP__
(Name – if individual, state last, first, middle name)

__1601 Market St.__   __Phila__   __PA__   __19103__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 8 2002

THOMSON P
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Katherine A Boden_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Katalyst Securities LLC_ , as of _____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

City/County of _Fairfax_

Commonwealth of Virginia

The foregoing instrument was acknowledged before me this _4th_ day of _March_ , _2002_

by _Katheryn A Boden_

Alen B Stull

Notary Public   My Commission Expires November 30, 2003

Notary Public

_____
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATALYST SECURITIES LLC

Table of Contents



Report of Independent Public Accountants

To the Board of Managers
Katalyst Securities LLC:

We have audited the accompanying statement of financial condition of Katalyst Securities LLC (a Pennsylvania limited liability company) as of December 31, 2001, and the related statements of operations, member's equity (deficit) and cash flows for the period from February 23, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from February 23, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 7, 2002

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Financial Condition

As of December 31, 2001

Assets

Current assets:		
Cash	$	15,055
	$	15,055

Liabilities and Member's Equity (Deficit)

Current liabilities:		
Accounts payable	$	6,000
Due to related party		9,854
Total current liabilities		15,854
Member's equity (deficit):		
Capital		15,000
Accumulated deficit		(15,799)
Total member's equity (deficit)		(799)
	$	15,055

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Operations

From February 23, 2001 (inception) through December 31, 2001

Revenues:		
Interest	$	175
Expenses:		
Registration, licensing and membership fees		9,974
Professional fees		6,000
		15,974
Net loss	$	(15,799)

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Member's Equity (Deficit)

From February 23, 2001 (inception) through December 31, 2001

	Capital		Accumulated Deficit		Total Member's Equity (Deficit)	
Balance, February 23, 2001 (inception)	$	—	$	—	$	—
Initial capitalization		15,000		—		15,000
Net loss		—		(15,799)		(15,799)
Balance, December 31, 2001	$	15,000	$	(15,799)	$	(799)

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability corporation)

Statement of Cash Flows

From February 23, 2001 (inception) through December 31, 2001

Cash flows from operating activities:		
Net loss	$	(15,799)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in cash due to changes in:		
Accounts payable		6,000
Due to related party		9,854
Net cash provided by operating activities		55
Cash flows from financing activities:		
Initial capitalization		15,000
Net increase in cash		15,055
Cash, beginning of period		—
Cash, end of period	$	15,055

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Notes to Financial Statements

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(1) Description of Business

Katalyst Securities LLC (the Company) is a Pennsylvania limited liability company incorporated on February 23, 2001 and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions. The Company does not intend to hold customer funds or safe-keep customer securities and has not provided any billable services or collected any fees since inception.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States for the securities brokerage industry.

Cash

Cash consists of cash invested in a commercial bank account.

Income Taxes

Provision for income taxes is not included in the Company's financial statements, since the Company is a limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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(3) Services and Expense Agreement

In March 2001 the Company and Katalyst entered into a services and expense agreement whereby Katalyst will provide to the Company employee and administrative services in exchange for the net income of the Company less an amount necessary for the Company to maintain its net capital requirements in accordance with the Securities Exchange Act of 1934. Pursuant to this agreement, all accounting and audit fees, as well as fees associated with the Company's registrations, licensings and memberships as a broker-dealer, are to be paid by the Company.

As of December 31, 2001, the Company has a liability of $9,854 due to Katalyst for amounts paid on its behalf.

(4) Capital

On March 13, 2001, Katalyst received a 100% interest in the Company in exchange for $15,000.

(5) Net Capital Requirements

On August 28, 2001, the Company became licensed as a securities broker/dealer with NASD and became subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital, as defined, of ($799) which was insufficient in comparison to its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is not applicable as the Company's net capital is a negative amount.

The Company rectified the required net capital deficiency with the receipt of an additional capital contribution of $10,000 from Katalyst on February 1, 2002. The insufficient net capital was caused by the fact that the Company did not accrue for certain costs for professional services applicable to the period ended December 31, 2001 until the final year-end closing process was completed in January 2002. As noted above, the insufficient net capital was rectified and the Company has notified the Securities and Exchange Commission, the National Association of Securities Dealers and certain other parties on February 4, 2002 of this matter.

There is no difference between the amount of regulatory net capital as presented in Schedule I which follows these notes to financial statements, and the amount of regulatory net capital as presented in the Company's filing included in the FOCUS Report – Part II A as of December 31, 2001.

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(6) Exemption from Reserve Requirements

Under the SEC Rule 15c3-3 pursuant to subparagraph (k)(3), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers and accordingly, also has no possession or control requirements. According to the Company's NASD Membership Agreement, the Company will not hold customer funds or safe-keep customer securities. As of December 31, 2001, the Company was in compliance with the conditions of this exemption.

Accordingly, pursuant to Rule 17a-5, the only supplementary information required to be filed with this report is Schedule I regarding the computation of net capital.

KATALYST SECURITIES LLC
(a limited liability company)

Schedule I

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2001

Net capital	$	(799)
Aggregate indebtedness:		
Items included in statement of financial condition -		
Other accounts payable and accrued expenses	$	15,854
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	(5,799)
Excess net capital at 1500%	$	(3,177)
Excess net capital at 1000%	$	(2,384)
Ratio: aggregate indebtedness to net capital		N/A*

* Not applicable as net capital is a negative amount.



Report of Independent Public Accountants on Internal Control

To the Board of Managers
Katalyst Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Katalyst Securities LLC (the Company) for the period from February 23, 2001 (inception) through December 31, 2001, we considered its internal control, including control activities for safeguarding of securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons

- Recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Untied States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific

internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, other than the matter noted below, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

As of December 31, 2001, the Company had net capital, as defined, of ($799) which was insufficient in comparison to its required net capital of $5,000. The Company rectified the required net capital deficiency with the receipt of an additional capital contribution of $10,000 from its sole member on February 1, 2002. The insufficient net capital was caused by the fact that the Company did not accrue for certain costs for professional services applicable to the period ended December 31, 2001 until the final year-end closing process was completed in January 2002. As noted above, the insufficient net capital was rectified and the Company has notified the Securities and Exchange Commission, the National Association of Securities Dealers and certain other parties on February 4, 2002 of this matter. Management has implemented control procedures to properly account for and report the cost of such amounts due to its member in the Company's financial statements and net capital calculations, as well as to address the appropriate accounting and reporting associated with any new or modified contractual arrangements. This condition was considered by us in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Katalyst Securities LLC for the period from February 23, 2001 (inception) through December 31, 2001, and this report does not affect our report thereon dated February 7, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 7, 2002





KATALYST SECURITIES LLC
(a limited liability company)

Financial Statements

December 31, 2001

(With Auditors' Report Thereon)